UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Iota Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46225M103
(CUSIP Number)

Terrence DeFranco Chief Executive Officer Iota Communications, Inc. 600 Hamilton Street, Suite 1010 Allentown, PA 18101 (855) 743-6478
(Name, address and telephone number of person authorized to receive notices and communications)

September 5, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46225M103	SCHEDULE 13D	Page _2_ of _7_ Pages

1	NAME OF REPORTING PERSONS Spectrum Networks Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 97,729,429
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 97,729,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,729,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Percentage calculated based on a total of 281,615,983 shares of common stock outstanding as of August 3, 2020.

CUSIP No. 46225M103	SCHEDULE 13D	Page _3_ of _7_ Pages

1	NAME OF REPORTING PERSONS Carole Downs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 97,729,429
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 97,729,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,729,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Percentage calculated based on a total of 281,615,983 shares of common stock outstanding as of August 3, 2020.

CUSIP No. 46225M103	SCHEDULE 13D	Page _4_ of _7_ Pages

1	NAME OF REPORTING PERSONS James B. Knapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 36,864,715
SHARES BENEFICIALLY	8	SHARED VOTING POWER 97,729,429
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 36,864,715
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 97,729,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,594,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Percentage calculated based on a total of 281,615,983 shares of common stock outstanding as of August 3, 2020.

CUSIP No. 46225M103	SCHEDULE 13D	Page _5_ of _7_ Pages

Item 1.
Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Iota Communications, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 600 Hamilton Street, Suite 1010, Allentown, PA 18101.

Item 2.
Identity and Background.

(a) and (f)This Schedule is being jointly filed pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below (the “Reporting Persons”).

1)	Spectrum Networks Group, LLC, a Delaware limited liability company (“SNG”);

2)	Carole Downs, a U.S. citizen (“Downs);

3)	James B. Knapp, a U.S. citizen (“Knapp”);

(b)
The residence or business address of each of the Reporting Persons is listed below.

1)	SNG — 3712 E. Highland Ave., Phoenix, AZ 85018

2)	Downs — 3712 E. Highland Ave., Phoenix, AZ 85018

3)	Knapp — c/o Iota Communications, Inc., 600 Hamilton Street, Suite 1010, Allentown, PA 18101

(c)
The principal business of SNG is spectrum investments; Ms. Downs is retired; and Mr. Knapp is Executive Chairman of the Issuer.

(d)
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source or Amount of Funds or Other Consideration.

  The information set forth in or incorporated by reference into Items 4 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.
Purpose of the Transaction.

SNG received 134,594,144 shares of Common Stock of the Issuer on September 5, 2018 in connection with the merger (the "Merger") of Iota Networks, LLC into M2M Spectrum Networks, LLC, a former wholly-owned subsidiary of SNG, which included 129,555,432 shares of Common Stock issued in connection with the Merger and 5,038,712 shares of Common Stock issued as a result of a conversion of $5 million plus accrued interest of convertible debt held by SNG.

On October 30, 2019, SNG transferred 36,864,715 shares of Common Stock directly to Knapp.

The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5.
Interest in Securities of the Issuer.

(a) and (f) As of the date of this Schedule 13D, SNG beneficially owns an aggregate of 97,729,429 shares of Common Stock, or 34.7% of the Issuer’s outstanding shares of Common Stock, which it holds directly.

Downs, as a manager of SNG, may be deemed the beneficial owner of the 97,729,429 shares of Common Stock held directly by SNG, or 34.7% of the Issuer’s outstanding shares of Common Stock.

Knapp, as a manager of SNG, may be deemed the beneficial owner of the 97,729,429 shares of Common Stock held directly by SNG, and 36,864,715 shares of Common Stock he holds directly, for an aggregate of 134,594,144 shares of Common Stock, or 47.7% of the Issuer’s outstanding shares of Common Stock.

The beneficial ownership percentages used in this Schedule are calculated based on a total of 281,615,983 shares of Common Stock outstanding as of August 3, 2020, asprovided by the Issuer.

(b)
As of the date of this Schedule 13D, SNG is deemed to share voting and dispositive power with respect to 97,729,429 shares of Common Stock; Downs is deemed to share voting and dispositive power with respect to 97,729,429 shares of Common Stock; and Knapp is deemed to share voting and dispositive power with respect to 97,729,429 shares of Common Stock and have sole voting and dispositive power with respect to 36,864,715 shares of Common Stock.

(c)
Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)
Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)
Not Applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as described herein, there are no contracts, arrangements, undertakings or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.
Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated August 4, 2020 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020	By:	/s/ Carole L. Downs
Name: Carole L. Downs
Title: Member, Board of Managers

Dated: August 4, 2020	/s/ Carole Downs
Carole Downs

/s/ James B. Knapp
James B. Knapp